City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

September 7, 2018

VIA EDGAR
Christopher Dunham
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:    City Holding Company
Registration Statement on Form S-4
Filed August 16, 2018, as Amended on September 7, 2018
File Number 333-226870

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, City Holding Company, a West Virginia corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on September 10, 2018, or as soon thereafter as practicable.

Please notify David Lavan, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (202) 372-9122 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

City Holding Company

By:   /s/ David L. Bumgarner
Name: David L. Bumgarner

Title:	Chief Financial Officer